

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

Kelly Youngblood
Chief Financial Officer
MRC Global Inc.
Fulbright Tower
1301 McKinney Street
Suite 2300
Houston, Texas 77010

> **Re: MRC Global Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 12, 2021**
> **File No. 001-35479**

Dear Mr. Youngblood:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2020, 2019 and 2018
Non-GAAP Measures, page 32

1. We note you have included the non-GAAP measures Adjusted Gross Profit and Adjusted EBITDA as performance measures in your filing, and that both of these measures include the inventory-related charges change in LIFO reserve, and charges to bring inventory valuation down to net realizable value. It appears these inventory-related items substitute individually tailored recognition and measurement methods for those of GAAP. While it may be appropriate to highlight these items in your discussion of operating results, it is unclear whether these are appropriate reconciling items for non-GAAP performance measures. Please support your inclusion of these reconciling items in your presentation of

these non-GAAP measures. Refer to Question 100.04 in the Compliance and Disclosure Interpretation on Non-GAAP Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services